Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, CA 94304

March 7, 2006

Via Facsimile - (202) 772-9209 and EDGAR transmission

Mr. Steven Jacobs, Accounting Branch Chief
Ms. Rachel Zablow, Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Intraware, Inc.
       Form 10-K for the year ended February 28, 2005
       Form 10-Q for the quarter ended May 31, 2005
       Form 10-Q for the quarter ended August 31, 2005
       Form 10-Q for the quarter ended November 30, 2005
       File No. 0-25249

Dear Mr. Jacobs and Ms. Zablow:

On behalf of Intraware, Inc. ("Intraware"), we submit this letter in response to comments from the staff of the Securities and Exchange Commission (the "Staff") received by letter and facsimile dated February 24, 2006 relating to Intraware's Form 10-K for the fiscal year ended February 28, 2005, and Form 10-Qs for the quarters ended May 31, August 31, and November 30, 2005 (together, the "Filings"). Intraware has authorized and confirmed to us the factual and other representations made herein on its behalf.

For ease of reference, each of the Staff's comments is repeated in this letter, and the comments and responses have been numbered to correspond to the paragraphs in the Staff's letter.

Officer Certifications - Exhibits 31.1 and 31.2

1. We note that your certifications include the title of the certifying individual in the "I" line. Considering that the certifications must be signed in a personal capacity, please confirm to us that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

RESPONSE: As requested, Intraware will revise its officer certifications in future filings to exclude the title of the certifying individual from the opening sentence.

Additionally, as requested, Intraware acknowledges:

  Intraware is responsible for the adequacy and accuracy of the disclosure in the Filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and
  Intraware may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me with any additional comments or questions. I can be reached at (650) 565-3723 and my fax number is (650) 493-6811.

/s/ N. Anthony Jeffries

N. Anthony Jeffries, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

cc: Intraware, Inc.
    Wendy Nieto
    Paul Warenski, Esq.